UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2013
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 24, 2013, announcing that the Company is adding four 8,700 TEU newbuilding container vessels.

This report on Form 6-K, except for the section entitled "Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment," is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-170598) that was filed with the U.S. Securities and Exchange Commission with an effective date of November 15, 2010.

EXHIBIT 1

SFL - Adding four 8,700 TEU Newbuilding Container Vessels

Press release from Ship Finance International Limited, May 24, 2013

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company") today announced that the Company has agreed to build four 8,700 TEU newbuilding container vessels at a major shipyard in Korea. The contract price is attractive and the vessels are scheduled to be delivered to us in 4Q 2014 and 1Q 2015.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "We are very pleased to further expand our presence in the segment with these state-of-the-art containerships. The vessels will be built to very high specifications, and will include the latest in eco-design features giving them a very competitive operational performance. The vessels will be marketed for long-term charters, and we have already seen firm interest from leading container operators."

May 24, 2013

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

About Ship Finance
Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 69 vessels, including 24 crude oil tankers (VLCC and Suezmax), two chemical tankers, 12 drybulk carriers, 19 container vessels, including eight newbuildings, six offshore supply vessels, one jack-up drilling rig, one ultra-deepwater drillship, two ultra-deepwater semi-submersible drilling rigs and two car carriers. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.
More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: May 29, 2013
	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS
(Principal Executive Officer)